Exhibit 1.1

BANCO ITAÚ S.A.

BYLAWS

Article 1 - DENOMINATION, INCORPORATION, TERM AND HEAD OFFICE - The closed joint stock company governed by these articles of association and denominated BANCO ITAÚ S.A., was founded in December 28 1943, and incorporated for an indeterminate period, with its head office and address for legal purposes in the City of São Paulo, State of São Paulo.

Article 2 - OBJECTIVE - The Company has as its purpose banking activities in all their authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES - The capital stock is R$ 5.525.000.000,00 (five billion, five hundred and twenty five million reais), represented by 116.896.104.264 (one hundred and sixteen billion, eight hundred and ninety-six million, one hundred and four thousand, two hundred and sixty-four) common dematerialized shares with no par value.

3.1.	Dematerialized Shares - Without any alteration in the rights and restrictions which are inherent to them, under the provisions of this article, all the company’s shares will be in dematerialized form, being registered in deposit accounts at an Authorized Financial Institution in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404, of December 15, 1976, the charge to the stockholders of the remuneration cited in Paragraph 3 of Article 35 of the said law being permitted.

3.2.	Share Buybacks - subject to the authorization of the Board of Directors, the company may acquire its own shares for the purposes of cancellation or for holding as treasury stock for subsequent sale.

Article 4 - MANAGEMENT- The company shall be managed by a Board of Directors comprising stockholders or otherwise, resident in Brazil and elected by the General Meeting. No Director may be elected who is more than 62 (sixty-two) years of age on the election date.

4.1.	The Directors shall be invested in their posts by signing the Board of Director’s Minutes Register of the Board of Directors, following ratification of their election by the appropriate authorities.

4.2.	The Management will receive both remuneration and also a participation in the net income. Payment of remuneration will be established annually by the General Stockholders’ Meeting in the form of a global amount, which may or may not be indexed, it behooving the Compensation Committee, comprising the CEO and the Senior Vice-Presidents, to regulate the utilization of this amount. It is equally the responsibility of this Committee to establish the pro-rata distribution of the participation in net income to the Management, this amount to be a maximum of 10% (ten per cent) of the net income registered in the balance sheet, however not exceeding the total remuneration of the management in the balance sheet for the fiscal period to which the said participation in net income relates..

4.3.	The Board of Directors shall comprise between 40 (forty) and 85 (eighty-five) members, to include the President, CEO, Senior Vice-presidents, Executive Vice-presidents, Executive Directors, Legal Consultant, Senior Managing Directors and Managing Directors, in accordance with what is decided by the General Meeting when establishing these positions.

4.4.	As a component part of the Board of Directors, the President, CEO, the Senior Vice-presidents, the Executive Vice-presidents, the Executive Directors and the Legal Consultant will form an Executive Group, comprising between 5 (five) to 22 (twenty-two) members, at the discretion of the General Meeting, endowed with powers to lay down the Bank’s strategic guidelines and business policy, approve and implement the its Internal Rules and Staff Regulations.

4.5.	In the case of absence or incapacity of any Director, the Board of Directors will choose the interim deputy from among its members. The CEO will deputize for the President in the latter's absence or incapacity.

4.6.	The same Director may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

4.7.	The Directors shall have mandates of 1 (one) year’s duration with reelection permitted and shall remain in their positions until their successors take Office.

Article 5 - DIRECTORS’ RESPONSIBILITIES AND POWERS - Two Directors, one of whom must necessarily be a member of the Executive Group, will have the powers to represent the company, assuming obligations or exercising rights in any act, contract or document which implies a commitment on the part of the Bank, including the rendering of guarantees on behalf of third parties.

5.1.	Two Directors, members of the Executive Group, shall have the powers to agree to and waive rights, and irrespective of authorization from the General Meeting, also pledge and sell permanent assets and decide on the installation, extinction or reorganization of branches.

5.2.	It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Executive Group and the Board of Directors and supervise the activities of the latter.

5.3.	It is the responsibility of the CEO to work jointly with the President in the exercising of the latter’s duties, to structure the Bank's services and establish the internal and operational norms.

5.4.	The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and the representation of the Bank with organs or entities.

5.5.	The Executive Directors are responsible for assisting the CEO, the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.

5.6.	The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Directors.

5.7	The Senior Managing Directors and Managing Directors are responsible for carrying out the functions ascribed to them by the Executive Group in the various Areas of the Bank or its specific Portfolios

Article 6 - FISCAL COUNCIL - The company shall have a Fiscal Council, which shall function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council shall be in accordance with the provisions of Articles 161 to 165 of Law 6,404 of 1976.

Article 7 - GENERAL MEETING - The activities of the General Meeting shall be presided over by the President and a stockholder designated by the former shall act as secretary.

Article 8 - THE FISCAL YEAR - The fiscal year shall end on December 31 of each year. Semi-annual balance sheets shall be raised and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends according to the legal provisions.

Article 9 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors shall present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

9.1.	before any other allocation, 5% (five per cent) shall be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

9.2.	the value to be allocated to dividend payments to stockholders shall be specified in accordance with the provisions in Article 10;

9.3.	the remaining balance shall be allocated in accordance with what is proposed by the Board of Directors including the reserve cited under Article 11, ad referendum of the General Meeting.

Article 10 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year restated for the decline or increase in the values specified in sub-paragraphs I, II and III of Article 202 of Law 6,404/76.

10.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” shall be credited back to this same reserve account.

10.2.	If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount paid or credited against the value of the mandatory dividend pursuant to Articles 9, Paragraph 7 of Law 9,249/95.

Article 11 - STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Controlled Companies.

11.1.	The Dividend Equalization Reserve shall be limited to 40% of the value of capital stock and its purpose shall be the payment of dividends, including interest on capital (item 10.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, comprising funds as follows:

a)	the equivalent of up to 50% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76;

b)	the equivalent of up to 100% of the realized portion of the Revaluation Reserves, recorded as retained earnings;

c)	the equivalent of up to 100% of the restated value for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (10.1).

11.2.	Reinforcement for Working Capital Reserve shall be limited to 30% of the value of capital stock and its purpose shall be to guarantee the company’s day-to-day funding requirements and comprising resources equivalent of a maximum of 20% of the fiscal year’s net income, restated pursuant to Article 202 of Law 6,404/76.

11.3.	Reserve for Capital Increase in Controlled Companies shall be limited to 30% of the value of capital stock, its purpose being to ensure the exercise of preemptive subscription rights to capital increases in controlled companies and comprising funds equivalent to a maximum of 50% of the fiscal year’s net earnings, restated pursuant to Article 202 of Law 6,404/76.

11.4.	From time to time when proposed by the Board of Directors, portions of this reserve shall be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

11.5.	The profits allocated to the reserves shall be separated in specific sub-accounts according fiscal year of origin and the Board of Directors shall specify those profits used in the distribution of interim dividends, which may be debited to the different sub-accounts, according to stockholder category.

WE HEREBY CERTIFY THAT THIS IS A TRUE AND CORRECT COPY OF THE RESTATED ARTICLES OF ASSOCIATION UP TO THE ANNUAL GENERAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 30, 2003.

São Paulo-SP, April 30, 2003.

ROBERTO EGYDIO SETUBAL	CARLOS ROBERTO ZANELATO
President Director	General Manager